SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 30, 2005.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date November 30, 2005	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President

Unilens Vision Reports 37% Increase in First Quarter Earnings

Sales Increased 41% and Royalty Income Increased 25%

          LARGO, Fla., Nov. 30 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today reported significantly higher revenues and earnings for the first quarter of FY2006.

          The Company reported net income of $329,476, or $0.07 per diluted share, for the quarter ended September 30, 2005, compared with net income of $240,310, or $0.05 per diluted share, for the quarter ended September 30, 2004, an increase of 37%. The rise in earnings was primarily attributable to increases in royalty income from Bausch & Lomb, derived from an exclusive worldwide license of one of the Company’s multifocal designs, coupled with strong demand for the Company’s C-Vue brand of multifocal and toric multifocal contact lens products.

          Net sales excluding royalty income for the quarter ended September 30, 2005 increased 41% to $1,569,114, compared with $1,109,954 in the prior-year quarter.  The sales increase is primarily the result of continued growth in sales of the Company’s C-Vue(R) brand of multifocal and toric multifocal contact lenses to eye care professionals.  Sales associated with the SoftCon EW and Aquaflex brands that the Company acquired from CIBA Vision at the end of February 2005 accounted for approximately 13% of sales during the most recent quarter

          Royalty income for the quarter ended September 30, 2005 increased 25% to $447,086, compared with $357,234 in the prior-year quarter.

          “Revenue and profitability trends remain strong and we anticipate increased market penetration of our C-Vue(R) brand of lenses, as well as continued earnings growth for the fiscal year ending June 30, 2006,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI.”

          (Note: All financial information in this release is stated in U.S. Dollars.)

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
FIRST QUARTER - FISCAL 2006
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)

RESULTS OF OPERATIONS

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004

Sales	$1,569,114	$1,109,954
Cost of sales	868,644	688,576
	700,470	421,378
Expenses	620,397	407,956
Income from operations	80,073	13,422
Other items:
Royalty income	447,086	357,234
Other income/(expenses)	1,049	(4,193)
	448,135	353,041
Income before tax	528,208	366,463
Income tax expense	(198,732)	(126,153)
Net income for the period	$329,476	$240,310
Net income per common share:
Basic	$0.08	$0.06
Diluted	$0.07	$0.05
CASH FLOWS
Provided (used) by
Operating activities	$513,913	$135,712
Investing activities	(161,210)	(17,149)
Financing activities	10,125	(179,619)
Increase (decrease) in cash	$362,828	$(61,056)

BALANCE SHEET

	September 30, 2005	June 30, 2005

Cash	$731,323	$374,302
Total assets	7,423,798	7,316,946
Current liabilities	855,299	1,082,242
Total liabilities	855,299	1,082,242
Stockholders’ equity	$6,568,499	$6,234,704

SOURCE  Unilens Vision Inc.
          -0-                                                      11/30/2005
          /CONTACT:  Michael Pecora, CFO, Unilens, +1-727-544-2531/
          /Web site:  http://www.unilens.com /
          (UVICF UVI.V UVI.)